Exhibit 5

Private & Confidential

April 20, 2017

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, Bermuda

Attention:         Murray Goldfarb

Dear Sirs/Mesdames:

Morgan Stanley Investment Management (the “Unitholder”) understands that, in lieu of the Arrangement described in the lock-up agreement between BPY and the Unitholder dated January 22, 2017 (the “Agreement”), Brookfield Property Partners L.P. (“BPY”) intends to enter into a redemption agreement with its Canadian commercial office subsidiary, Brookfield Canada Office Properties (the “Trust”), pursuant to which the Trust will redeem all of the issued and outstanding trust units of the Trust (the “Units”) not already owned by BPY and its subsidiaries for C$32.50 per Unit in cash (the “Redemption”), an increase of 8% compared to the price set out in the Agreement. The Unitholder also understands that the unitholders of the Trust who are not residents of Canada generally will not be subject to Canadian federal income tax in respect of capital gains realized on a disposition of their Units but will be subject to Canadian withholding tax at source of 15% on the full amount of the redemption proceeds.

The Unitholder hereby confirms that all terms and conditions of the Agreement shall apply to the Redemption mutatis mutandis, except that notwithstanding anything to the contrary in Section 3 of the Agreement, the Unitholder shall have the right to dispose of the Subject Units following the record date. For greater certainty, any disposition of the Subject Units will not detract from the obligation of the Unitholder to vote the Subject Units in accordance with the Agreement.

Schedule “A” sets out all of the Units beneficially owned by the Unitholder as of the date hereof.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Agreement.

Yours truly,

MORGAN STANLEY INVESTMENT MANAGEMENT

By:	/s/ Theodore R. Bigman
Name: Theodore R. Bigman
Title: Managing Director

SCHEDULE “A”

OWNERSHIP OF UNITS OF BROOKFIELD CANADA OFFICE PROPERTIES

Beneficial Owner Name	Units beneficially owned	Registered holder if different from beneficial owner	Total number of Units owned or controlled
TOTAL	1,409,639